Filed Pursuant to Rule 433

Registration Statement No. 333-221742

Issuer Free Writing Prospectus dated November 29, 2017

Relating to Preliminary Prospectus Supplement dated November 27, 2017

Alibaba Group Holding Limited

Pricing Term Sheet

November 29, 2017

Issuer:	Alibaba Group Holding Limited

Notes Offered:	US$700,000,000 2.800% Notes due 2023 (the “2023 Notes”)
US$2,550,000,000 3.400% Notes due 2027 (the “2027 Notes”)
US$1,000,000,000 4.000% Notes due 2037 (the “2037 Notes”)
US$1,750,000,000 4.200% Notes due 2047 (the “2047 Notes”)
US$1,000,000,000 4.400% Notes due 2057 (the “2057 Notes” and,
together with the	2023 Notes, the 2027 Notes, the 2037 Notes, and the 2047 Notes, “Notes”)

Public Offering Prices:	99.853% of face amount for the 2023 Notes
99.396% of face amount for the 2027 Notes
99.863% of face amount for the 2037 Notes
99.831% of face amount for the 2047 Notes
99.813% of face amount for the 2057 Notes
in each case, plus accrued interest, if any, from December 6, 2017

Maturity Dates:	2023 Notes:	June 6, 2023
	2027 Notes:	December 6, 2027
	2037 Notes:	December 6, 2037
	2047 Notes:	December 6, 2047
	2057 Notes:	December 6, 2057

Coupon:	2023 Notes:	2.800% per annum
	2027 Notes:	3.400% per annum
	2037 Notes:	4.000% per annum
	2047 Notes:	4.200% per annum
	2057 Notes:	4.400% per annum

Interest Payment Dates:	June 6 and December 6, commencing June 6, 2018, and at maturity.

Record Dates:	May 21 and November 21 of each year.

Re-offer Yield:	2.829% for the 2023 Notes
3.472% for the 2027 Notes
4.010% for the 2037 Notes
4.210% for the 2047 Notes
4.410% for the 2057 Notes

Treasury Spread:	0.730% for the 2023 Notes vs. UST 2.000% due October 2022
1.080% for the 2027 Notes vs. UST 2.250% due November 2027
1.180% for the 2037 Notes vs. UST 2.750% due August 2047
1.380% for the 2047 Notes vs. UST 2.750% due August 2047
1.580% for the 2057 Notes vs. UST 2.750% due August 2047

Trade Date:	November 29, 2017

Settlement Date:	December 6, 2017 (T+5)

Denominations:	US$200,000 and integral multiples of US$1,000 in excess thereof

Optional Redemption:

The Issuer may redeem the 2023 Notes at any time prior to May 6, 2023, the 2027 Notes at any time prior to September 6, 2027, the 2037 Notes at any time prior to June 6, 2037, the 2047 Notes at any time prior to June 6, 2047, and the 2057 Notes at any time prior to June 6, 2057, in each case, in whole or in part, upon giving not less than 30 days’ nor more than 60 days’ notice, at a price equal to the greater of (i) 100% of the principal amount of the applicable Notes to be redeemed, and (ii) the make-whole amount (as defined below), plus, in each case, accrued and unpaid interest, if any, to (but not including) the redemption date. The Issuer may also redeem the 2023 Notes, at any time from or after May 6, 2023, the 2027 Notes, at any time from or after September 6, 2027, the 2037 Notes, at any time from or after June 6, 2037, the 2047 Notes, at any time from or after June 6, 2047, and the 2057 Notes, at any time from or after June 6, 2057, in each case, in whole or in part, upon giving not less than 30 days’ nor more than 60 days’ notice, at 100% of the principal amount of the applicable Notes to be redeemed, plus accrued and unpaid interest, if any, to (but not including) the redemption date.

Make-Whole Amount:

The amount determined by the Paying Agent on the fifth Business Day before the redemption date equal to the sum of (i) the present value of the principal amount of the applicable Notes to be redeemed, assuming a scheduled repayment thereof on the stated maturity date, plus (ii) the present value of the remaining scheduled payments of interest on such Notes to and including the stated maturity date (exclusive of interest accrued to the redemption date), in each case discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed) at the Treasury Yield plus 12.5 basis points in the case of the 2023 Notes, plus 20 basis points in the case of the 2027 Notes, plus 20 basis points in the case of the 2037 Notes, plus 25 basis points in the case of the 2047 Notes and plus 25 basis points in the case of the 2057 Notes.

Format:	SEC registered

Listing:

Approval in-principle has been received for the listing and quotation of the Notes on the SGX-ST. No assurance is made that the application to the SGX-ST will be approved. The offering and settlement of the notes are not conditional on obtaining such listing. For so long as any of the Notes are listed and quoted on the SGX-ST and the rules of the SGX-ST so require, such Notes will be traded on the SGX-ST in a minimum board lot size of US$200,000.

Ratings*:	“A1” by Moody’s, “A+” by S&P and “A+” by Fitch

Governing Law:	The Notes and the indenture governing the Notes will be governed by New York Law.

CUSIP / ISIN:	2023 Notes:	01609W AS1/ US01609WAS17
	2027 Notes:	01609W AT9/ US01609WAT99
	2037 Notes:	01609W AU6/ US01609WAU62
	2047 Notes:	01609W AV4/ US01609WAV46
	2057 Notes:	01609W AW2/ US01609WAW29

Ranking:	Senior unsecured

Joint Bookrunners:	Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities LLC

Co-Managers:	Australia and New Zealand Banking Group Limited
BNP Paribas
DBS Bank Ltd.
The Hongkong and Shanghai Banking Corporation Limited
ING Bank N.V., Singapore Branch
Mizuho Securities USA LLC

Use of Proceeds:

The estimated net proceeds of the sale of the Notes after deducting fees, commissions and other estimated expenses payable in connection with this offering will be approximately US$6,942 million. We intend to use the net proceeds of the offering for general corporate purposes.

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating. See “Risk Factors — Risks Related to the Notes — Changes in our credit ratings may materially reduce the value of the Notes.” in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the accompanying prospectus supplement and documents incorporated by reference therein, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and any accompanying prospectus supplement if you request it by calling Morgan Stanley & Co. LLC, toll free at +1 917-606-8487, Citigroup Global Markets Inc., toll free at +1 800-831-9146, Credit Suisse Securities (USA) LLC, toll free at +1 212-325-1248, Goldman Sachs (Asia) L.L.C., toll free at +1 866-471-2526 or J.P. Morgan Securities LLC, at +1 212-834-4533.

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